SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

TO

ANNUAL REPORT

OF

HUNGARY

(Name of Registrant)

Date of end of last fiscal year: December 31, 2021

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Economic Attaché of Hungary

227 East 52nd Street

New York, NY 10022

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

Eli Whitney Debevoise II, Esq.

Arnold & Porter Kaye Scholer LLP

601 Massachusetts Ave, NW

Washington, DC 20001-3743

Phone: (202) 942-5042

* The Registrant is filing this annual report on a voluntary basis.

HUNGARY

Reference is made to the registration statement filed with the Securities and Exchange Commission (the “Commission”) on September 17, 2013, as amended on November 6, 2013, and effective as of November 8, 2013 (Registration Number 333-191209) (the “Registration Statement”) of Hungary (the “Issuer” or “Hungary”).

The sole purpose of this Amendment No. 1 to the annual report of the Issuer on Form 18-K for the year ended December 31, 2021 is to file with the Commission: (i) a conformed copy of the Pricing Agreement, dated November 28, 2022, between the Issuer and J.P. Morgan SE, included as Exhibit 1.3 hereto; (ii) a form of the Issuer’s 7.625% Notes due 2041 (the “Notes”), included as Exhibit 4.1 hereto; (iii)  the legal opinions included as Exhibits 5.1 and 5.2 hereto in accordance with the Issuer’s undertaking in the Registration Statement to furnish copies of the opinions of the special Hungarian counsel for the Issuer and special New York counsel for the Issuer, respectively, as to the legality of each issue of securities under the Registration Statement; (iv) an itemized list of estimated expenses incurred or borne by or for the account of Hungary in connection with the offer and sale of the Notes, included as Exhibit 99.1 hereto; and (v) the recent developments in Hungary as of November 28, 2022, which are included as Exhibit 99.D.1. hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Budapest, Hungary on the 1st day of December, 2022.

HUNGARY

By:	/s/ Zoltán Kurali
Name:	Zoltán Kurali
Title:	Chief Executive Officer of the Government Debt Management Agency Private Company Limited by Shares as attorney in fact for the Minister of Finance acting for Hungary

EXHIBIT INDEX

Exhibit Number

*	1.1	Conformed copy of the Underwriting Agreement, dated September 17, 2013

*	1.2	Conformed copy of the Pricing Agreement, dated November 18, 2013, among Hungary, BNP Paribas, Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Goldman Sachs International

	1.3	Conformed copy of the Pricing Agreement, dated November 28, 2022, between Hungary and J.P. Morgan SE

	4.1	Form of 7.625% Notes due 2041

	5.1	Opinion of Dr. Zsolt Szita Law Office, Hungarian legal advisers to the Government Debt Management Agency Private Company Limited by Shares of Hungary dated December 1, 2022

	5.2	Opinion of Arnold & Porter Kaye Scholer LLP dated December 1, 2022

*	24.1	Power of Attorney

	99.1	Itemized list of estimated expenses incurred or borne by or for the account of Hungary in connection with the sales of the 7.625% Notes due 2041

*	99.2	Conformed copy of the Fiscal Agency Agreement, dated September 17, 2013, between Hungary and Citibank, N.A., as fiscal agent, paying agent and registrar

*	99.D	Description of Hungary dated September 30, 2022

	99.D.1	Recent Developments in Hungary as of November 28, 2022

* Previously filed.